EXHIBIT 1
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For Immediate Release                                           23 February 2005


                             WPP Group plc ("WPP")

                 AGREEMENT REACHED WITH GREY DEBENTURE HOLDERS


     Further to the announcement dated 27 January 2005, WPP has now reached agreement with holders of US$120.8 million (80.5%) of Grey's US$150 million 5% contingent convertible subordinated debentures due 2033 (the "Debentures"), with respect to the terms that will apply upon completion of WPP's acquisition of Grey. Under the agreement, Grey will solicit consents from the holders of the Debentures to the adoption of a supplemental indenture. A copy of the agreement, including the supplemental indenture, will be filed with the SEC by WPP on a Form 6-K.

     A consent solicitation statement describing the proposed terms and consent fee will be sent to Debenture holders shortly. Debenture holders may also obtain copies of the consent solicitation statement by contacting Innisfree M&A Incorporated, the Information Agent for the consent solicitation, at 212-750-5833 (Banks and Brokers) or 888-750-5834 (Debenture holders). A copy of the consent solicitation statement will also be available on Grey's website at www.grey.com.

                                   INFORMATION

In connection with the proposed merger, WPP has filed with the US Securities and Exchange Commission (SEC) on January 31, 2005, Amendment No. 3 to Registration Statement on Form F-4 (SEC File No 333-119949), containing a definitive proxy statement/prospectus relating to the proposed merger for the stockholders of Grey, and each of WPP and Grey has and will be filing other documents regarding the proposed merger with the SEC.

GREY STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER, WHICH IS AVAILABLE NOW, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.

Grey stockholders may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, 212 546 2000.
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For further information:

Feona McEwan            +44 20 7408 2204
Paul Richardson         +44 20 7408 2204
Fran Butera             +1 212 632-2235


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